EXHIBIT 99.1

Colliers Reports Third Quarter Results

Solid growth across all service lines and segments

Re-aligned operating segments to better reflect value and growth

Third quarter and year to date operating highlights:

	Three months ended		Nine months ended
	September 30		September 30
(in millions of US$, except EPS)	2024	2023	2024	2023

Revenues	$1,179.1	$1,056.0	$3,320.4	$3,100.0
Adjusted EBITDA (note 1)	154.6	144.9	419.0	396.6
Adjusted EPS (note 2)	1.32	1.19	3.46	3.36

GAAP operating earnings	109.7	70.9	267.8	168.3
GAAP diluted net earnings (loss) per share	0.73	0.53	1.73	(0.04)

TORONTO, Nov. 05, 2024 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ and TSX: CIGI) (“Colliers” or the “Company”) today announced operating and financial results for the third quarter ended September 30, 2024. All amounts are in US dollars.

For the third quarter ended September 30, 2024, revenues were $1.18 billion, up 12% (11% in local currency) and Adjusted EBITDA (note 1) was $154.6 million, up 7% (6% in local currency) versus the prior year quarter. Adjusted EPS (note 2) was $1.32, up 11% from $1.19 in the prior year quarter. Third quarter adjusted EPS would have been approximately $0.01 lower excluding foreign exchange impacts. The GAAP operating earnings were $109.7 million as compared to $70.9 million in the prior year quarter. The GAAP diluted net earnings per share were $0.73, up 38% from $0.53 in the prior year quarter. The third quarter GAAP diluted net earnings per share EPS would have been approximately $0.01 lower excluding foreign exchange impacts.

For the nine months ended September 30, 2024, revenues were $3.32 billion, up 7% (7% in local currency) and adjusted EBITDA (note 1) was $419.0 million, up 6% (6% in local currency) versus the prior year period. Adjusted EPS (note 2) was $3.46, relative to $3.36 in the prior year period. Adjusted EPS were not significantly impacted by changes in foreign exchange rates. The GAAP operating earnings were $267.8 million compared to $168.3 million in the prior year period, favourably impacted by the reversal of contingent consideration expense related to an acquisition. The GAAP diluted net earnings per share were $1.73 compared to a diluted net loss per share of $0.04 in the prior year period. The GAAP diluted net earnings per share were not significantly impacted by changes in foreign exchange rates.

As previously announced, this quarter, Colliers re-aligned its operating segments to better reflect the value and growth potential of its three complementary engines – Real Estate Services, Engineering, and Investment Management. The Real Estate Services segment encompasses the former Americas, EMEA, and Asia Pacific regions, excluding engineering and project management, which are now reported within the new Engineering segment. The Investment Management segment remains unchanged. Comparative periods have been recast to reflect this revised segmentation.

“This quarter, Colliers delivered solid growth across all three segments,” said Jay S. Hennick, Chairman & CEO of Colliers. “Engineering grew by 21%, driven by strategic acquisitions. In Real Estate Services, Capital Markets revenues rose a strong 17%, exceeding expectations. Investment Management revenue, excluding pass-through performance fees, was up slightly though fundraising remained below expectations. AUM was up $2.4 billion during the quarter reaching $98.8 billion, up from $96.4 billion on June 30, 2024.”

“We completed the acquisition of Englobe during the quarter, creating a substantial new growth platform in Canada. After the quarter, we further added GWAL in Canada, and Pritchard Francis and TTM in Australia. With a robust M&A pipeline, we are well positioned to continue growing and strengthening our operations for the long-term.”

“Over the past decade, step by step, Colliers has transformed into a uniquely differentiated global professional services and investment management firm. We have relentlessly focused on expanding and diversifying our global operations, while adding new growth engines that deliver recurring revenue streams. Today, these recurring revenues contribute over 70% of our earnings, bringing unprecedented balance, resilience and predictability – all of which drive greater shareholder value.”

“With experienced leadership, significant inside ownership, and a proven 30-year track record of delivering 20% annualized returns, we are well positioned to sustain mid-to high-single digit growth going forward. As we enter 2025, we anticipate additional upside from an improving capital markets environment, expanded investment strategies and capital raising opportunities in Investment Management and continued incremental growth through acquisitions across all three segments,” he concluded.

About Colliers
Colliers (NASDAQ, TSX: CIGI) is a leading global diversified professional services company, specializing in commercial real estate services, engineering consultancy and investment management. With operations in 70 countries, our 22,000 enterprising professionals provide exceptional service and expert advice to clients. For nearly 30 years, our experienced leadership – with substantial inside ownership – has consistently delivered approximately 20% compound annual investment returns for shareholders. With annual revenues exceeding $4.5 billion and $99 billion of assets under management, Colliers maximizes the potential of property, infrastructure and real assets to accelerate the success of our clients, investors and people. Learn more at corporate.colliers.com, X @Colliers or LinkedIn.

Consolidated Revenues by Line of Service

	Three months ended		Change	Change	Nine months ended		Change	Change
(in thousands of US$)	September 30		in US$ %	in LC %	September 30		in US$ %	in LC %
(LC = local currency)	2024	2023			2024	2023

Investment Management (1)	$127,405	118,717	7%	7%	$375,977	$358,323	5%	5%
Engineering	$316,624	259,925	22%	21%	$816,023	$727,995	12%	11%
Leasing	266,282	249,647	7%	6%	798,119	744,649	7%	7%
Capital Markets	188,196	160,293	17%	17%	509,594	495,049	3%	3%
Outsourcing	280,454	$267,338	5%	5%	820,369	773,590	6%	6%
Real Estate Services	$734,932	677,278	9%	8%	$2,128,082	$2,013,288	6%	6%
Corporate	98	112	NM	NM	325	367	NM	NM
Total revenues	$1,179,059	$1,056,032	12%	11%	$3,320,407	$3,099,973	7%	7%
(1) Investment Management local currency revenues, excluding pass-through performance fees (carried interest), were up 1% and 3% for the three and nine-month periods ended September 30, 2024, respectively.

Third quarter consolidated revenues were up 11% on a local currency basis driven by robust growth across all service lines, particularly Engineering and Capital Markets. Consolidated internal revenue growth measured in local currencies was 5% (note 4) versus the prior year quarter.

For the nine months ended September 30, 2024, consolidated revenues increased 7% on a local currency basis, led by Engineering. Consolidated internal revenues measured in local currencies were up 4% (note 4).

Segmented Third Quarter Results
Real Estate Services revenues totalled $734.9 million, up 9% (8% in local currency) versus $677.3 million in the prior year quarter on growth across all services lines, as expected. Capital Markets transaction volumes were up meaningfully against a low base in the prior year, particularly in the Americas and Asia Pacific. Leasing continued to build on last quarter’s momentum, notably in EMEA and the US with several large office leasing transactions during the quarter. Adjusted EBITDA was $64.7 million, up 8% (7% in local currency) compared to $59.7 million in the prior year quarter, with continued aggressive investment in recruiting in strategic markets. The GAAP operating earnings were $42.4 million, relative to $40.8 million in the prior year quarter.

Engineering revenues totalled $316.6 million, up 22% (21% in local currency) compared to $259.9 million in the prior year quarter. Revenue growth was primarily driven by the recent acquisition of Englobe. Adjusted EBITDA was $39.8 million, up 23% (24% in local currency) compared to $32.3 million in the prior year quarter. The GAAP operating earnings were $19.7 million relative to $20.0 million in the prior year quarter and were primarily impacted by higher intangible asset amortization expense related to recent acquisitions.

Investment Management revenues were $127.4 million, relative to $118.7 million in the prior year quarter, up 7% (7% in local currency) including historical pass-through performance fees of $7.8 million relative to $0.6 million in the prior year quarter. Excluding performance fees, revenue was up 1% (1% in local currency) driven by new investor capital commitments, which were lower than expected – a trend anticipated to continue through year-end. Adjusted EBITDA was $56.0 million, up 1% (1% in local currency) compared to the prior year quarter with continued investments in new products and strategies as well as additional investments to scale fundraising efforts. The GAAP operating earnings were $67.2 million in the quarter versus $20.4 million in the prior year quarter, with the variance largely attributable to the reversal of contingent consideration expense related to a fundraising condition in a recent acquisition. AUM was up $2.4 billion during the quarter to $98.8 billion from $96.4 billion as of June 30, 2024.

Unallocated global corporate costs as reported in Adjusted EBITDA were $5.9 million in the third quarter relative to $2.3 million in the prior year quarter, primarily from additional claim reserves taken in the Company’s captive insurance operation. The corporate GAAP operating loss for the quarter was $19.6 million compared to $10.3 million in the prior year quarter.

Outlook for 2024
The Company has revised its 2024 outlook to reflect year-to-date results and updated fundraising expectations in its high-margin Investment Management segment for the remainder of the year.

		2024 Outlook
Measure	Actual 2023	Prior	Revised
Revenue growth	-3%	+8% to +13%	+8% to +13%
Adjusted EBITDA growth	-6%	+8% to +18%	+8% to +12%
Adjusted EPS growth	-23%	+11% to +21%	+6% to +12%

The financial outlook is based on the Company’s best available information as of the date of this press release, and remains subject to change based on numerous macroeconomic, geopolitical, health, social and related factors. Continued interest rate volatility and/or lack of credit availability for commercial real estate transactions could materially impact the outlook.

Conference Call
Colliers will be holding a conference call on Tuesday, November 5, 2024 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call, as well as a supplemental slide presentation, will be simultaneously web cast and can be accessed live or after the call at corporate.colliers.com in the Events section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where the business may be concentrated; commercial real estate and real asset values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in capitalization rates across different asset types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the ability to attract new clients and to retain clients and renew related contracts; the ability to attract new capital commitments to Investment Management funds and retain existing capital under management; the ability to retain and incentivize employees; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; the impact of pandemics on client demand for the Company’s services, the ability of the Company to deliver its services and the health and productivity of its employees; the impact of global climate change; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities, war and terrorism on the Company’s operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations, including real estate investment management and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors identified in the Company’s other periodic filings with Canadian and US securities regulators are adopted herein and a copy of which can be obtained at www.sedarplus.ca. Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR+ at www.sedarplus.ca.

This press release does not constitute an offer to sell or a solicitation of an offer to purchase an interest in any fund.

Notes
Non-GAAP Measures
1. Reconciliation of net earnings to Adjusted EBITDA

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other income; (iii) interest expense; (iv) loss on disposal of operations; (v) depreciation and amortization, including amortization of mortgage servicing rights (“MSRs”); (vi) gains attributable to MSRs; (vii) acquisition-related items (including contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs); (viii) restructuring costs and (ix) stock-based compensation expense. We use Adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present Adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to Adjusted EBITDA appears below.

	Three months ended		Nine months ended
	September 30		September 30
(in thousands of US$)	2024	2023	2024	2023

Net earnings	$69,377	$29,376	$155,440	$63,470
Income tax	21,131	18,096	55,478	38,112
Other income, including equity earnings from non-consolidated investments	(4,121)	(801)	(5,704)	(5,007)
Interest expense, net	23,350	24,228	62,598	71,730
Operating earnings	109,737	70,899	267,812	168,305
Loss on disposal of operations	-	-	-	2,282
Depreciation and amortization	56,073	51,163	156,426	151,449
Gains attributable to MSRs	(6,151)	(3,199)	(11,178)	(12,286)
Equity earnings from non-consolidated investments	4,008	685	5,240	4,371
Acquisition-related items	(20,931)	15,366	(34,212)	53,502
Restructuring costs	5,087	4,485	13,920	12,266
Stock-based compensation expense	6,813	5,513	20,947	16,726
Adjusted EBITDA	$154,636	$144,912	$418,955	$396,615

2. Reconciliation of net earnings and diluted net earnings per common share to adjusted net earnings and Adjusted EPS

Adjusted EPS is defined as diluted net earnings per share adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) loss on disposal of operations; (iii) amortization expense related to intangible assets recognized in connection with acquisitions and MSRs; (iv) gains attributable to MSRs; (v) acquisition-related items; (vi) restructuring costs and (vii) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

Similar to GAAP diluted EPS, Adjusted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were fully converted or redeemed by June 1, 2023. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. The “if-converted” method is dilutive for the Adjusted EPS calculation for all periods where the Convertible Notes were outstanding.

	Three months ended		Nine months ended
	September 30		September 30
(in thousands of US$)	2024	2023	2024	2023

Net earnings	$69,377	$29,376	$155,440	$63,470
Non-controlling interest share of earnings	(14,929)	(14,210)	(35,074)	(38,967)
Interest on Convertible Notes	-	-	-	2,861
Loss on disposal of operations	-	-	-	2,282
Amortization of intangible assets	38,226	37,486	107,697	111,659
Gains attributable to MSRs	(6,151)	(3,199)	(11,178)	(12,286)
Acquisition-related items	(20,931)	15,366	(34,212)	53,502
Restructuring costs	5,087	4,485	13,920	12,266
Stock-based compensation expense	6,813	5,513	20,947	16,726
Income tax on adjustments	(5,383)	(11,853)	(26,116)	(35,046)
Non-controlling interest on adjustments	(5,060)	(6,207)	(18,331)	(17,133)
Adjusted net earnings	$67,049	$56,757	$173,093	$159,334

	Three months ended		Nine months ended
	September 30		September 30
(in US$)	2024	2023	2024	2023

Diluted net earnings (loss) per common share(1)	$0.73	$0.53	$1.73	$(0.04)
Interest on Convertible Notes, net of tax	-	-	-	0.04
Non-controlling interest redemption increment	0.34	(0.21)	0.68	0.56
Loss on disposal of operations	-	-	-	0.05
Amortization expense, net of tax	0.59	0.49	1.48	1.45
Gains attributable to MSRs, net of tax	(0.07)	(0.04)	(0.13)	(0.15)
Acquisition-related items	(0.45)	0.26	(0.84)	0.97
Restructuring costs, net of tax	0.08	0.07	0.21	0.19
Stock-based compensation expense, net of tax	0.10	0.09	0.33	0.29
Adjusted EPS	$1.32	$1.19	$3.46	$3.36

Diluted weighted average shares for Adjusted EPS (thousands)	50,797	47,549	50,054	47,480
(1) Amounts shown reflect the "if-converted" method's dilutive impact on the adjusted EPS calculation.

3. Reconciliation of net cash flow from operations to free cash flow

Free cash flow is defined as net cash flow from operating activities plus contingent acquisition consideration paid, less purchases of fixed assets, plus cash collections on AR Facility deferred purchase price less distributions to non-controlling interests. We use free cash flow as a measure to evaluate and monitor operating performance as well as our ability to service debt, fund acquisitions and pay dividends to shareholders. We present free cash flow as a supplemental measure because we believe this measure is a financial metric used by many investors to compare valuation and liquidity measures across companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating free cash flow may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net cash flow from operating activities to free cash flow appears below.

	Three months ended		Nine months ended
	September 30		September 30
(in thousands of US$)	2024	2023	2024	2023

Net cash provided by operating activities	$107,128	$42,153	$110,702	$8,558
Contingent acquisition consideration paid	69	35,655	3,107	38,646
Purchase of fixed assets	(16,158)	(19,349)	(45,511)	(60,411)
Cash collections on AR Facility deferred purchase price	32,957	31,896	101,805	91,207
Distributions paid to non-controlling interests	(17,475)	(16,702)	(66,302)	(67,822)
Free cash flow	$106,521	$73,653	$103,801	$10,178

4. Local currency revenue and Adjusted EBITDA growth rate and internal revenue growth rate measures

Percentage revenue and Adjusted EBITDA variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

5. Assets under management

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

6. Adjusted EBITDA from recurring revenue percentage

Adjusted EBITDA from recurring revenue percentage is computed on a trailing twelve-month basis and represents the proportion of Adjusted EBITDA (note 1) that is derived from Engineering, Outsourcing and Investment Management service lines. All these service lines represent medium to long-term duration revenue streams that are either contractual or repeatable in nature. Adjusted EBITDA for this purpose is calculated in the same manner as for our debt agreement covenant calculation purposes, incorporating the expected full year impact of business acquisitions and dispositions.

Colliers International Group Inc.
Condensed Consolidated Statements of Earnings (Loss)
(in thousands of US$, except per share amounts)
	Three months		Nine months
	ended September 30		ended September 30
(unaudited)	2024	2023	2024	2023
Revenues	$1,179,059	$1,056,032	$3,320,407	$3,099,973

Cost of revenues	712,044	638,659	2,005,351	1,865,569
Selling, general and administrative expenses	322,136	279,945	925,030	858,866
Depreciation	17,847	13,677	48,729	39,790
Amortization of intangible assets	38,226	37,486	107,697	111,659
Acquisition-related items (1)	(20,931)	15,366	(34,212)	53,502
Loss on disposal of operations	-	-	-	2,282
Operating earnings	109,737	70,899	267,812	168,305
Interest expense, net	23,350	24,228	62,598	71,730
Equity earnings from non-consolidated investments	(4,008)	(685)	(5,240)	(4,371)
Other income	(113)	(116)	(464)	(636)
Earnings before income tax	90,508	47,472	210,918	101,582
Income tax	21,131	18,096	55,478	38,112
Net earnings	69,377	29,376	155,440	63,470
Non-controlling interest share of earnings	14,929	14,210	35,074	38,967
Non-controlling interest redemption increment	17,221	(9,947)	33,758	26,393
Net earnings (loss) attributable to Company	$37,227	$25,113	$86,608	$(1,890)

Net earnings (loss) per common share

Basic	$0.74	$0.53	$1.74	$(0.04)
Diluted (2)	$0.73	$0.53	$1.73	$(0.04)

Adjusted EPS (3)	$1.32	$1.19	$3.46	$3.36

Weighted average common shares (thousands)
Basic	50,320	47,206	49,692	45,122
Diluted	50,797	47,549	50,054	45,504

Notes to Condensed Consolidated Statements of Earnings
(1)   Acquisition-related items include contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs.
(2)   Diluted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were fully converted or redeemed by June 1, 2023. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. The “if-converted” method was dilutive for the three months ended September 30, 2023 and anti-dilutive for the nine months ended September 30, 2023.
(3)   See definition and reconciliation above.

Colliers International Group Inc.
Condensed Consolidated Balance Sheets
(in thousands of US$)

	September 30,	December 31,	September 30,
(unaudited)	2024	2023	2023

Assets
Cash and cash equivalents	$156,984	$181,134	$168,600
Restricted cash (1)	88,274	37,941	69,991
Accounts receivable and contract assets	884,984	726,764	688,306
Mortgage warehouse receivables (2)	135,915	177,104	54,957
Prepaids and other assets	355,575	306,829	294,631
Warehouse fund assets	108,781	44,492	42,081
Current assets	1,730,513	1,474,264	1,318,566
Other non-current assets	219,950	188,745	196,669
Warehouse fund assets	52,564	47,536	-
Fixed assets	230,434	202,837	186,346
Operating lease right-of-use assets	394,478	390,565	361,408
Deferred tax assets, net	69,816	59,468	62,781
Goodwill and intangible assets	3,541,615	3,118,711	3,114,120
Total assets	$6,239,370	$5,482,126	$5,239,890

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$1,072,472	$1,104,935	$1,009,426
Other current liabilities	112,411	75,764	88,221
Long-term debt - current	15,683	1,796	3,976
Mortgage warehouse credit facilities (2)	128,944	168,780	48,309
Operating lease liabilities - current	92,699	89,938	88,568
Liabilities related to warehouse fund assets	57,554	-	-
Current liabilities	1,479,763	1,441,213	1,238,500
Long-term debt - non-current	1,788,686	1,500,843	1,638,650
Operating lease liabilities - non-current	379,457	375,454	343,790
Other liabilities	131,378	151,333	151,650
Deferred tax liabilities, net	82,440	43,191	40,334
Liabilities related to warehouse fund assets	-	47,536	-
Redeemable non-controlling interests	1,122,084	1,072,066	1,073,379
Shareholders' equity	1,255,562	850,490	753,587
Total liabilities and equity	$6,239,370	$5,482,126	$5,239,890

Supplemental balance sheet information
Total debt (3)	$1,804,369	$1,502,639	$1,642,626
Total debt, net of cash and cash equivalents (3)	1,647,385	1,321,505	1,474,026
Net debt / pro forma adjusted EBITDA ratio (4)	2.5	2.2	2.4

Notes to Condensed Consolidated Balance Sheets

(1)   Restricted cash consists primarily of cash amounts set aside to satisfy legal or contractual requirements arising in the normal course of business.
(2)   Mortgage warehouse receivables represent mortgage loans receivable, the majority of which are offset by borrowings under mortgage warehouse credit facilities which fund loans that financial institutions have committed to purchase.
(3)   Excluding mortgage warehouse credit facilities.
(4)   Net debt for financial leverage ratio excludes restricted cash and mortgage warehouse credit facilities, in accordance with debt agreements.

Colliers International Group Inc.
Condensed Consolidated Statements of Cash Flows
(in thousands of US$)
	Three months ended		Nine months ended
	September 30		September 30
(unaudited)	2024	2023	2024	2023

Cash provided by (used in)

Operating activities
Net earnings	$69,377	$29,376	$155,440	$63,470
Items not affecting cash:
Depreciation and amortization	56,073	51,163	156,426	151,449
Loss on disposal of operations	-	-	-	2,282
Gains attributable to mortgage servicing rights	(6,151)	(3,199)	(11,178)	(12,286)
Gains attributable to the fair value of loan premiums and origination fees	(3,601)	(2,887)	(9,224)	(10,913)
Deferred income tax	(6,528)	1,458	(13,923)	(20,446)
Other	(14,672)	28,555	476	95,076
	94,498	104,466	278,017	268,632

Increase in accounts receivable, prepaid
expenses and other assets	(69,942)	(76,551)	(164,231)	(133,276)
Increase (decrease) in accounts payable, accrued
expenses and other liabilities	41,027	(6,539)	38,125	(6,082)
Increase (decrease) in accrued compensation	38,569	28,442	(48,449)	(125,188)
Contingent acquisition consideration paid	(69)	(35,655)	(3,107)	(38,646)
Mortgage origination activities, net	3,591	4,964	10,783	14,034
Sales to AR Facility, net	(546)	23,026	(436)	29,084
Net cash provided by operating activities	107,128	42,153	110,702	8,558

Investing activities
Acquisition of businesses, net of cash acquired	(454,638)	(1,597)	(472,410)	(61,295)
Purchases of fixed assets	(16,158)	(19,349)	(45,511)	(60,411)
Purchases of warehouse fund assets	(15,676)	(8,989)	(273,019)	(49,565)
Proceeds from disposal of warehouse fund assets	-	6,369	76,438	50,369
Cash collections on AR Facility deferred purchase price	32,957	31,896	101,805	91,207
Other investing activities	(43,518)	(18,253)	(101,651)	(47,796)
Net cash used in investing activities	(497,033)	(9,923)	(714,348)	(77,491)

Financing activities
Increase (decrease) in long-term debt, net	418,207	(9,843)	419,683	209,825
Purchases of non-controlling interests, net	(8,052)	(8,256)	(17,789)	(24,589)
Dividends paid to common shareholders	(7,542)	(7,077)	(14,674)	(13,517)
Distributions paid to non-controlling interests	(17,475)	(16,702)	(66,302)	(67,822)
Issuance of subordinate voting shares	-	-	286,924	-
Other financing activities	11,003	(5,892)	28,096	7,745
Net cash provided by (used in) financing activities	396,141	(47,770)	635,938	111,642

Effect of exchange rate changes on cash,
cash equivalents and restricted cash	(1,663)	(3,447)	(6,109)	(3,160)

Net change in cash and cash
equivalents and restricted cash	4,573	(18,987)	26,183	39,549
Cash and cash equivalents and
restricted cash, beginning of period	240,685	257,578	219,075	199,042
Cash and cash equivalents and
restricted cash, end of period	$245,258	$238,591	$245,258	$238,591

Colliers International Group Inc.
Segmented Results
(in thousands of US dollars)

	Real Estate		Investment
(unaudited)	Services	Engineering	Management	Corporate	Consolidated

Three months ended September 30

2024
Revenues	$734,932	$316,624	$127,405	$98	$1,179,059
Adjusted EBITDA	64,744	39,820	55,962	(5,890)	154,636
Operating earnings (loss)	42,399	19,700	67,217	(19,579)	109,737

2023
Revenues	$677,278	$259,925	$118,717	$112	$1,056,032
Adjusted EBITDA	59,735	32,263	55,164	(2,250)	144,912
Operating earnings (loss)	40,814	20,017	20,388	(10,320)	70,899

	Real Estate		Investment
	Services	Engineering	Management	Corporate	Consolidated

Nine months ended September 30

2024
Revenues	$2,128,082	$816,023	$375,977	$325	$3,320,407
Adjusted EBITDA	197,236	71,814	159,301	(9,396)	418,955
Operating earnings (loss)	123,508	32,614	161,129	(49,439)	267,812

2023
Revenues	$2,013,288	$727,995	$358,323	$367	$3,099,973
Adjusted EBITDA	169,988	71,596	160,100	(5,069)	396,615
Operating earnings (loss)	91,991	42,667	61,599	(27,952)	168,305

COMPANY CONTACTS:
Jay S. Hennick
Chairman & Chief Executive Officer

Chris McLernon
Chief Executive Officer, Real Estate Services

Christian Mayer
Chief Financial Officer
(416) 960-9500